FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2007

EUROSEAS LTD.

(Translation of registrant's name into English)

Euroseas Ltd.

Aethrion Center

40 Ag. Konstantinou Street

151 24 Maroussi, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the "Company") on August 23, 2007 reporting results for the second quarter and six months period ended June 30, 2007

EXHIBIT 1

The Company hereby incorporates this Form 6-K into the Company's Registration Statement on Form F-1, filed on October 20, 2005, Registration Statement No. 333-129145, and the Company's Registration Statement on Form F-3, filed on May 10, 2007, Registration Statement No. 333-142794.

Euroseas Ltd. Reports Results for the Second Quarter and Six Month Period Ended June 30, 2007

Maroussi, Athens, Greece – August 23, 2007 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today its results for the second quarter and six month period ended June 30, 2007.

Second Quarter 2007 Highlights:

•

Net income of $6.4 million or $0.35 per share calculated on 18,370,861 weighted average number of shares outstanding on total net revenues of $15.6 million. Earnings per share for the second quarter of 2007 do not include $0.03 per share of revenues attributable to amortization of the fair value of period charter contracts acquired that is usually included by security analysts in their published estimates of earnings per share.

•

Adjusted EBITDA was $11.4 million. Please refer to a subsequent section of the Press Release for a reconciliation of adjusted EBITDA to net income.

•

An average 10.08 vessels were operated during the second quarter 2007 earning an average time charter equivalent rate of $18,776 per day.

•

Declared a quarterly dividend of $0.25 per share for the second quarter 2007 payable on August 24, 2007 to shareholders of record on August 15, 2007.

Six Months 2007 Highlights:

•

Net income of $15.9 million or $0.92 per share calculated on 17,258,629 weighted average number of shares outstanding on total net revenues of $29.1 million. Earnings per share for the six month period ended June 30, 2007 do not include $0.06 per share of revenues attributable to amortization of the fair value of period charter contracts acquired that is usually included by security analysts in their published estimates of earnings per share.

•

Adjusted EBITDA was $24.9 million. Please refer to a subsequent section of the Press Release for a reconciliation of adjusted EBITDA to net income.

•

An average 9.55 vessels were operated during the first six months of 2007 earning an average time charter equivalent rate of $18,567 per day.

•

Declared quarterly dividends for the first and second quarters of 2007, aggregating $0.49 per share.

Fleet Developments:

•

In August 2007, took delivery of the M/V Despina P (ex Beauty River) and the M/V Jonathan P (M/V ex Honor River), two handysize container ships the Company had previously agreed to acquire for $18.7 million each, in June 2007. Each vessel has a capacity of 33,667 dwt and 1,932 teu and are sister ships built in 1990, in South Korea. The vessels are employed on short term charters until October 2007, at a rate of about $17,000 per day.

•

In June 2007, took delivery of the M/V Clan Gladiator, a Handysize container ship the Company had previously agreed to acquire in May 2007, for $25.7 million. The vessel has a capacity of 30,007 dwt and 1,742 teu, built in 1992, in Germany, The vessel is employed under a period charter contract at a rate of $19,000 per day till April 2008.

•

Following these charter agreements, approximately 92% of Euroseas total fleet days in 2007 and approximately 33% in 2008 are fixed under period charters, already concluded spot charters, or, otherwise protected from market fluctuations.

Company Development:

•

In July 2007, the Company announced the simultaneous closing of its 5,000,000 share follow-on public offering and the full exercise of the underwriters' over-allotment option to purchase an additional 750,000 shares at a price of $13.50 per share. Net proceeds to Euroseas after underwriting discounts and estimated offering expenses were approximately $73 million.  The Company intends to use the net proceeds to acquire additional vessels in the drybulk and container sectors and for general corporate purposes.

Aristides Pittas, Chairman and CEO of Euroseas commented: “The second quarter of 2007 has been one of significant progress in the development of Euroseas as a public company.  During the second quarter of 2007, we deployed the remaining of the proceeds of our January 2007 follow-on offering increasing our revenue base and market capitalization.  Equally significantly, in June 2007, we completed our second follow-on common stock offering raising net proceeds of about $73 million, funds that will enable us to continue our growth. We have already purchased two vessels the delivery of which earlier this month increased our fleet to 13 vessels. We intend to continue executing our plan to grow our fleet by focusing on age and size segments of the drybulk and containership sectors which we believe maximize our return on equity.  The growth of our dividend from $0.36 per share for the first six months of 2006 to $0.49 per share for the first six months of 2007, a 36% increase, is the best evidence of the effectiveness of our investment and employment strategy, especially since it represents only a fraction of our net income even excluding any capital gains during those periods. We believe our strategy will enable us to continue providing consistent and significant dividends and overall returns to our shareholders.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of the first six months of 2007 reflect significantly higher revenues compared to the first six months of 2006 due to the higher average time charter equivalent rate our vessels have achieved and the higher number of vessels in our fleet.  Specifically during the first six months of 2007, our fleet earned on average $18,567 per vessel per day compared to $13,434 per vessel per day during the same period in 2006. Daily vessel operating expenses including management fees during the first six months of 2007 reflect an increase of about 9% on a per vessel per day basis compared to the same period in 2006. This increase is mainly due to the increase in euro/dollar exchange rate and higher crew costs because of the increased competition in securing quality personnel.

As of today, including the vessels we recently took delivery of, 92% of our ship capacity days in 2007 have been fixed (including the spot voyages already concluded for which the revenue is already known). In 2008, 33% of our capacity is under time charter contracts or protected from market fluctuations. We believe that our contract coverage gives us a solid revenue base for 2007 and 2008, more predictable cash flows and sufficient downside protection, while still allowing us to participate in the potential upside of the spot market during periods of rising market rates.”

Second Quarter 2007 Results:

For the second quarter of 2007, the Company reported total net revenues of $15.6 million and net income of $6.4 million representing a 52.9% increase and 3.0% decrease, respectively, over total net revenues of $10.2 million and net income of $6.6 million during the second quarter of 2006. On average, 10.08 vessels were operated during the second quarter 2007 earning an average time charter equivalent rate of $18,776 per day compared to 8.38 vessels in the same period of 2006 earning on average $13,778 per day. Net income for the second quarter of 2006 includes a $2.2 million capital gain from the sale of M/V “Pantelis P” in May 2006. Excluding this capital gain, net income in the second quarter of 2007 represents an increase of 44.1% over the second quarter of 2006.

Adjusted EBITDA for the second quarter of 2007 was $11.4 million, a 31.6% increase or  $8.6 million during the second quarter of 2006; exclusive of the capital gain in the second quarter of 2006. Adjusted EBITDA would have been $6.4 million an increase of 75.8%. Please see below for Adjusted EBITDA reconciliation to net income and cash flow provided by operating activities.

Basic earnings per share for the second quarter of 2007 were $0.35, calculated on 18,370,861 weighted average number of shares outstanding, compared to earnings per share of $0.52, inclusive of a $0.17 capital gain per share on the sale of M/V “Pantelis P”, for the second quarter of 2006, calculated on 12,620,114 weighted average number of shares outstanding.  Diluted earnings per share were $0.35 and $0.52, inclusive of capital gains of $0.17, for the second quarter of 2007 and 2006 respectively. The Company has recently declared a quarterly dividend of $0.25 per share, which represents its eighth consecutive quarterly dividend and a 39% increase over last year’s second quarter dividend.

Earnings per share for the second quarter of 2007 and 2006 do not include $0.03 and ($0.01) respectively of cash flow attributable to amortization of the fair value of period charter contracts acquired that is usually included by security analysts in their published estimates of earnings per share.

Six Months Ended June 30, 2007 Results:

For the six months ended June 30, 2007, the company reported total net revenues of $29.1 million and net income of $15.9 million, representing a 49.2% and 59.0% increase, respectively over the same period of 2006. Adjusted EBITDA for the period was $24.9 million, a 74.6% increase over 2006 (please see below for Adjusted EBITDA reconciliation to net income and cash flow from operating activities). In the first six months ended June 30, 2006, net revenues were $19.5 million, net income was $10.0 million and EBITDA was $14.0 million.  On average, 9.55 vessels were operated during the six month period of 2007 earning an average time charter equivalent rate of $18,567 per day compared to 8.19 vessels in the same period of 2006 earning a time charter equivalent rate of $13,434. Results for the six month period ended June 30, 2007 included a capital gain of $3.4 million from the sale of M/V “Ariel”, while results for the six month period ended June 30, 2006 included a capital gain of $2.2 million from the sale of M/V “Pantelis P”, two of the Company’s handysize vessels. Excluding the capital gains, net income and Adjusted EBITDA for the six month period ended June 30, 2007 increased 58.6% and 81.7%, respectively, over the same period of 2006.

Basic earnings per share for the six months ended June 30, 2007, were $0.92, calculated on 17,258,629 weighted average number of shares outstanding, compared to earnings per share of $0.80 for the same period of 2006 calculated on 12,449,194 weighted average number of shares outstanding. Diluted earnings per share were $0.92 and $0.80 for the first six months of 2007 and 2006, respectively.

Earnings per share for the six month period ended June 30, 2007 and 2006 do not include $0.06 and ($0.01) respectively of cash flow attributable to amortization of the fair value of period charter contracts acquired that is usually included by security analysts in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Dry Bulk Vessels
IRINI (*)	Panamax	69,734		1988	Baumarine Pool – ‘til end 2008	$17,000 to $20,000
ARISTIDES N.P.	Panamax	69,268		1993	TC ‘til Jan-08	$29,000
NIKOLAOS P.	Handysize	34,750		1984	TC ‘ Aug-07	$21,300
GREGOS	Handysize	38,691		1984	Spot	$31,750
Total Dry Bulk Vessels	4	212,443

Multipurpose Dry Cargo Vessels
TASMAN TRADER	1	22,568	950	1990	TC ‘til Mar-12	$8,850 ‘til Dec-08, $9,500 ‘til Dec-10, $9,000 ‘til Mar-12
Container Carriers
ARTEMIS	Intermediate	29,693	2,098	1987	TC ‘til Dec-08	$19,000
DESPINA P	Handysize	33,667	1,932	1990	TC ‘til Oct-07	$17,000
JONATHAN P	Handysize	33,667	1,932	1990	TC ‘til Oct-07	$17,000
CLAN GLADIATOR	Handysize	30,007	1,742	1992	TC ‘til Apr-08	$19,000
YM XINGANG I	Handysize	23,596	1,599	1993	TC ‘til Jul-09	$26,650
MANOLIS P	Handysize	20,346	1,452	1995	TC ‘til Mar-08	$13,450
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC ‘til Apr-08	$12,800
KUO HSIUNG	Feeder	18,154	1,169	1993	TC ‘til Nov-07	$12,000
Total Container Carriers	8	207,383	13,093
Fleet Grand Total	13	442,394	14,043

(*)

“IRINI”, is employed in the Baumarine pool that is managed by Klaveness, a major global charterer in the dry bulk area, and also participates in two “short” funds (contracts to carry cargo at agreed rates), minimizing its exposure to the spot market (covered at 77% for 2007 and 42% for 2008, approximately).

Summary Fleet Data:

	3 months, ended June 30, 2006	3 months, ended June 30, 2007	6 months, ended June 30, 2006	6 months, ended June 30, 2007
FLEET DATA
Average number of vessels (1)	8.38	10.08	8.19	9.55
Calendar days for fleet (2)	763.0	917.0	1,483.0	1,728.0
Available days for fleet (3)	750.9	862.0	1,459.9	1,629.0
Voyage days for fleet (4)	746.6	860.6	1,455.6	1,626.3
Fleet utilization (5)	99.4%	99.8%	99.7%	99.8%

AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	13,778	18,776	13,434	18,567
Vessel operating expenses (7)	3,999	4,587	4,159	4,515
General and administrative expenses (8)	377	474	352	396
Total vessel operating expenses (9)	4,376	5,061	4,511	4,911

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled repairs, drydockings or special or intermediate surveys. The shipping industry uses available days to measure the number of days in a period during which vessels were available to generate revenues.

(4) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled and unscheduled repairs, drydockings or special or intermediate surveys or days waiting to find employment or other offhire. The shipping industry uses voyage days to measure the number of days in a period during which vessels actually generate revenues.

(5) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(6) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(7) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(8) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(9) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

Conference Call and Webcast:

Later today, August 23, 2007 at 11:00 a.m. EDT, the company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 (0)1452 542 301 (international standard dial in). Please quote “Euroseas”.

In case of any problems with the above numbers, please dial 1 866 223 0615 (from the US), 0800 694 1503 (from the UK) or +44 (0)1452 586 513 (international standard dial in). Quote “Euroseas”.

A recording of the conference call will be available until August 30, 2007, by dialing 1 866 247 4222 (from the US), 0800 953 1533 (from the UK) or +44 (0)1452 550 000 (international standard dial in). Access Code: 6973591#

Audio webcast – Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr).  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A slides presentation on the second quarter and six month period ended June 30, 2007 results in PDF format will also be available 30 minutes prior to the conference call and webcast accessible on the company’s website (www.euroseas.gr) on the webcast page.  Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Consolidated Condensed Statement of Income

(All amounts expressed in U.S. Dollars – except share amounts)

	Three Months Ended June 30,	Three Months Ended, June 30,	Six Months Ended, June 30,	Six Months Ended June 30,
	2006	2007	2006	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Voyage revenue	10,612,199	16,341,028	20,421,220	30,524,348
Commissions	(416,385)	(784,430)	(895,968)	(1,421,101)
Net revenues	10,195,814	15,556,598	19,525,252	29,103,247

Operating expenses
Voyage expenses	325,176	182,008	866,365	328,623
Vessel operating expenses	2,449,653	3,423,148	5,055,753	6,350,159
Amortization and depreciation	1,638,585	3,472,104	3,195,074	6,163,131
Management fees	601,266	783,171	1,112,850	1,451,378
Other general and administrative expenses	287,515	434,280	521,940	683,916
Total operating expenses	5,302,195	8,294,711	10,751,982	14,977,207

Net gain from sale of vessel	2,165,799	-	2,165,799	3,411,397
Operating income	7,059,418	7,261,887	10,939,069	17,537,437
Other income/(expenses)
Interest and finance cost	(713,581)	(1,165,008)	(1,391,947)	(2,358,105)
Interest income	250, 909	303,725	470,341	695,981
Foreign exchange (loss)/gain	(172)	(538)	(2,007)	60
Other expenses, net	(462,844)	(861,821)	(923,613)	(1,662,064)

Net income	6,596,574	6,400,066	10,015,456	15,875,373
Earnings, per share, basic	0.52	0.35	0.80	0.92
Weighted average number of shares, basic	12,620,114	18,370,861	12,449,194	17,258,629
Earnings, per share, diluted	0.52	0.35	0.80	0.92
Weighted average number of shares, diluted	12,620,114	18,447,922	12,449,194	17,258,629

Euroseas Ltd.

Consolidated Condensed Balance Sheet

(All amounts expressed in U.S. Dollars)

	December 31, 2006	June 30, 2007
ASSETS	(unaudited)	(unaudited)
Current Assets:
Cash and cash equivalents	2,791,107	7,227,275
Trade accounts receivables	378,216	184,872
Other receivables	268,864	345,413
Due from related company	2,649,259	878,889
Inventories	716,131	1,141,260
Restricted cash	1,146,621	1,279,980
Vessel held for sale	1,782,840	-
Prepaid expenses	242,558	259,559
Total current assets	9,975,596	11,317,248

Long-term assets:
Vessels, net	95,494,342	148,009,983
Restricted cash	2,700,000	3,300,000
Deferred charges, net	1,291,844	3,292,320
Deferred offering expenses	500,000	340,053
Fair value of above market time charter acquired	7,543,477	6,080,060
Total long-term assets	107,529,663	161,022,416
Total assets	117,505,259	172,339,664

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	18,040,000	19,780,000
Trade accounts payable	1,034,713	1,859,229
Accrued expenses	1,233,185	1,557,489
Deferred revenue	1,357,501	2,608,297
Total current liabilities	21,665,399	25,805,015

Long-term liabilities:
Long term debt, net of current portion	56,910,000	55,800,000
Fair value of below market time charter acquired	918,200	686,409
Total long-term liabilities	57,828,200	56,486,409
Total liabilities	79,493,599	82,291,424

Shareholders' equity:
Common stock (par value $0.03, 100,000,000 shares authorized, 12,620,150 and 18,372,172 issued and outstanding) Preferred shares (par value $0.01, 20,000,000 shares authorized, no shares issued and outstanding)	378,605	551,165
Additional paid-in capital	18,283,767	61,448,264
Common stock to be issued on warrants exercised	-	9,904
Retained earnings	19,349,288	28,038,907
Total shareholders' equity	38,011,660	90,048,240
Total liabilities and shareholders' equity	117,505,259	172,339,664

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to

Net Income and Cash Flow Provided By Operating Activities

(All amounts expressed in U.S. Dollars)

	Three Months Ended June 30, 2006	Three Months Ended June 30, 2007	Six Months Ended June 30, 2006	Six Months Ended June 30, 2007
Net income	6,596,574	6,400,066	10,015,456	15,875,373
Interest and finance costs, net (includes interest income)	462,672	861,283	921,606	1,662,124
Depreciation and amortization	1,638,585	3,472,104	3,195,074	6,163,131
Amortization of deferred revenue of below market time charter acquired	(83,240)	(116,536)	(83,240)	(231,791)
Amortization of deferred revenue of above market time charter acquired	-	735,751	-	1,463,417
Adjusted EBITDA	8,614,591	11,352,668	14,048,896	24,932,254

	Three Months Ended June 30, 2006	Three Months Ended June 30, 2007	Six Months Ended June 30, 2006	Six Months Ended June 30, 2007
Net cash flow provided by operating activities	4,202,387	12,478,230	11,508,281	21,323,087
Changes in operating assets / liabilities	1,819,860	(1,971,114)	(510,663)	(1,426,504)
Gain from vessel sale	2,165,799	-	2,165,799	3,411,397
Interest, net	426,545	845,552	885,479	1,624,274
Adjusted EBITDA	8,614,591	11,352,668	14,048,896	24,932,254

EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net earnings before interest, taxes, depreciation, amortization and amortization of deferred revenues from above or below market time charters acquired. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which we assess our liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company’s definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Market under the ticker ESEA since January 31, 2006 (previously it traded on the Over The Counter Bulletin Board under the ticker symbol EUSEF.OB).

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas’ operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 13 vessels, including 2 Panamax drybulk carriers, 2 Handysize drybulk carriers, 1 Intermediate container ship, 5 Handysize container ships, 2 Feeder container ships and a multipurpose dry cargo vessel. Euroseas’ 4 drybulk carriers have a total cargo capacity of 212,443 dwt, its 8 container ships will have a cargo capacity of 13,093 teu and its 1 multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated Financial Statements

June 30, 2006 and 2007

 Index to consolidated financial statements

                Pages

Unaudited Condensed Consolidated Balance Sheets as of December 31, 2006 and June 30, 2007

2

Unaudited Condensed Consolidated Statements of Income for the three and six month periods ended  June 30, 2006 and 2007

3

Unaudited Condensed Consolidated Statements of changes in Shareholders’ Equity for the six month period ended June 30, 2007

4

Unaudited Condensed Consolidated Statements of Cash Flows for the six month periods ended June 30, 2006 and 2007

5

Notes to the Unaudited Condensed Consolidated Financial Statements

7

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

 (All amounts, except share data, expressed in U.S. Dollars)

	Notes	December 31, 2006	June 30, 2007
Assets
Current assets
Cash and cash equivalents		2,791,107	7,227,275
Trade accounts receivable		378,216	184,872
Other receivables		268,864	345,413
Due from related company	8	2,649,259	878,889
Inventories	3	716,131	1,141,260
Restricted cash	9	1,146,621	1,279,980
Vessel held for sale, net	4	1,782,840	-
Prepaid expenses		242,558	259,559
Total current assets		9,975,596	11,317,248

Fixed assets
Vessels, net	4	95,494,342	148,009,983
Long-term assets
Restricted cash	9	2,700,000	3,300,000
Deferred charges, net	5	1,291,844	3,292,320
Deferred offering expenses		500,000	340,053
Fair value of above market time charter acquired	7	7,543,477	6,080,060
Total long-term assets		107,529,663	161,022,416
Total assets		117,505,259	172,339,664

Liabilities and shareholders’ equity
Current liabilities
Long-term debt, current portion	9	18,040,000	19,780,000
Trade accounts payable		1,034,713	1,859,229
Accrued expenses	6	1,233,185	1,557,489
Deferred revenues		1,357,501	2,608,297
Total current liabilities		21,665,399	25,805,015

Long-term liabilities
Long-term debt, net of current portion	9	56,910,000	55,800,000
Fair value of below market time charters acquired	7	918,200	686,409
Total long-term liabilities		57,828,200	56,486,409
Total liabilities		79,493,599	82,291,424

Commitments and contingencies	10	-	-

Shareholders’ equity
Common stock (par value of $0.03, 100,000,000 shares authorized, 12,620,150 and 18,372,172 shares issued and outstanding)		378,605	551,165
Preferred shares (par value $0.01, 20,000,000 shares authorized, no shares issued and outstanding)		-	-
Additional paid-in capital		18,283,767	61,448,264
Common stock to be issued on warrants exercised		-	9,904
Retained earnings		19,349,288	28,038,907
Total shareholders’ equity		38,011,660	90,048,240
Total liabilities and shareholders’ equity		117,505,259	172,339,664

The accompanying notes are an integral part of these condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated Statements of Income

 (All amounts, except for share data, expressed in U.S. Dollars)

	Notes	Three Months ended June 30, 2006	Three Months ended June 30, 2007	Six Months ended June 30, 2006	Six Months ended June 30, 2007

Revenues
Voyage revenue		10,612,199	16,341,028	20,421,220	30,524,348
Commissions	8	(416,385)	(784,430)	(895,968)	(1,421,101)
Net revenue		10,195,814	15,556,598	19,525,252	29,103,247

Operating expenses
Voyage expenses		325,176	182,008	866,365	328,623
Vessel operating expenses		2,449,653	3,423,148	5,055,753	6,350,159
Amortization of dry-docking and special survey expense and vessel depreciation	4, 5	1,638,585	3,472,104	3,195,074	6,163,131
Management fees	8	601,266	783,171	1,112,850	1,451,378
Other general and administrative expenses		287,515	434,280	521,940	683,916
Net gain on sale of vessel	4	(2,165,799)	-	(2,165,799)	(3,411,397)
Total operating expenses		3,136,396	8,294,711	8,586,183	11,565,810

Operating income		7,059,418	7,261,887	10,939,069	17,537,437

Other income/(expenses)
Interest and other financing costs		(713,581)	(1,165,008)	(1,391,947)	(2,358,105)
Interest income		250,909	303,725	470,341	695,981
Foreign exchange gain/(loss)		(172)	(538)	(2,007)	60
Other income (expenses), net		(462,844)	(861,821)	(923,613)	(1,662,064)

Net income		6,596,574	6,400,066	10,015,456	15,875,373
Earnings per share - basic	11	0.52	0.35	0.80	0.92
Earnings per share - diluted	11	0.52	0.35	0.80	0.92
Weighted average number of shares outstanding during the period - basic	11	12,620,114	18,370,861	12,449,194	17,258,629
Weighted average number of shares outstanding during the period - diluted	11	12,620,114	18,447,922	12,449,194	17,258,629

The accompanying notes are an integral part of these condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the six month period ended June 30, 2007

 (All amounts, except share data, expressed in U.S. Dollars)

	Comprehensive Income	Number of Shares	Common Stock Amount	Preferred Shares Amount	Paid - in Capital	Common Stock to be issued on warrants exercised	Retained Earnings	Total
Balance, December 31, 2006		12,620,150	378,605	-	18,283,767		19,349,288	38,011,660
Net income	15,875,373						15,875,373	15,875,373
Issuance of shares, net of issuance costs		5,752,022	172,560	-	43,164,497		-	43,337,057
Common stock to be issued on warrants exercised		-	-	-	-	9,904	-	9,904
Dividends paid ( declared per common share $0.22 and $0.24)	-	-	-	-	-		(7,185,754)	(7,185,754)
Balance, June 30, 2007		18,372,172	551,165	-	61,448,264	9,904	28,038,907	90,048,240

The accompanying notes are an integral part of these condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Six Months ended June 30,
	2006	2007
Cash flows from operating activities:
Net income	10,015,456	15,875,373
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of vessels	2,632,155	5,613,098
Amortization of deferred dry-docking charges	562,919	550,033
Amortization of deferred finance cost	36,127	37,850
Amortization of fair value of time charters	(83,240)	1,231,626
Gain on sale of vessels	(2,165,799)	(3,411,397)

Changes in operating assets and liabilities:
(Increase)/decrease in:
Trade accounts receivable	(109,390)	193,344
Prepaid expenses	(145,807)	(17,001)
Other receivables	134,655	(76,549)
Inventories	(192,230)	(425,129)
Due from related company	1,184,073	1,770,370
Increase/(decrease) in:
Trade accounts payable	568,513	824,516
Accrued expenses	(424,602)	483,801
Deferred revenue	(205,227)	1,250,796
Dry-docking expenses paid	(299,322)	(2,577,644)
Net cash provided by operating activities	11,508,281	21,323,087

Cash flows from investing activities:
Purchase of vessels	(10,854,321)	(58,128,739)
Change in restricted cash	702,706	(733,359)
Proceeds from sale of vessels	4,416,228	5,223,523
Net cash used in investing activities	(5,735,387)	(53,638,575)

Cash flows from financing activities:
Issuance of share capital	10,000	172,560
Net proceeds from shares issued in follow-on offering and warrant exercise	-	44,203,340
Proceeds from shares to be issued on warrants exercised	-	9,904
Dividends paid	(4,543,240)	(7,185,754)
Loan arrangement fees paid	(41,250)	(40,000)
Offering expenses paid	-	(1,038,394)
Proceeds from long-term debt	8,250,000	10,000,000
Repayment of long-term debt	(9,690,000)	(9,370,000)
Net cash (used in) provided by financing activities	(6,014,490)	36,751,656

Net (decrease) increase in cash and cash equivalents	(241,596)	4,436,168
Cash and cash equivalents at beginning of the period	20,447,301	2,791,107
Cash and cash equivalents at end of the period	20,205,705	7,227,275

(Condensed consolidated statements of cash flows continues in the next page)

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

(Continued)

Six Months ended June 30,
2006	2007

Cash paid for interest	1,417,443	2,112,182
Non cash items:
Change in accrued offering expenses	-	(159,947)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and six month periods ended June 30, 2006 and 2007

 (All amounts expressed in U.S. Dollars)

1.

Basis of Presentation and General Information

Euroseas Ltd. (the “Company”) was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the beneficial owners of the ship owning companies in existence at that time (see list below). On June 28, 2005, the beneficial owners exchanged all their shares in the ship-owning companies for shares in Friends Investment Company Inc., a newly formed Marshall Islands company.  On June 29, 2005, Friends Investment Company Inc. then exchanged all the shares in the ship-owning companies for shares in Euroseas Ltd., thus, becoming the sole shareholder of Euroseas Ltd.  The transaction described above constitutes a reorganization of companies under common control, and has been accounted for in a manner similar to a pooling of interests, as each ship-owning company was under the common control of the Pittas family prior to the transfer of ownership of the companies to Euroseas Ltd.  Accordingly, the accompanying consolidated financial statements have been presented as if the ship-owning companies were consolidated subsidiaries of the Company for all periods presented and using the historical carrying costs of the assets and the liabilities of the ship-owning companies in existence at that time (see list below).  All share counts are adjusted for the Company’s 1-for-3 reverse common stock split effected on October 6, 2006.

On August 25, 2005, Euroseas Ltd. sold 2,342,331 common shares at $9.00 per share in an institutional private placement, together with 0.25 of detachable warrants for each common share to acquire up to 585,589 common shares.  The total proceeds, net of issuance costs of $3,500,309, amounted to $17,510,400.  The warrants allow their holders to acquire one share of Euroseas Ltd. stock at a price of $10.80 per share and are exercisable for a period of five years from the issue of the warrant.

On August 25, 2005, as a condition to the institutional private placement described above, the Company and Cove Apparel, Inc. (Cove, an unrelated party and public shell corporation) signed an Agreement and Plan of Merger (the “Merger Agreement”).  The Merger Agreement provided for the merger of Cove and Euroseas Acquisition Company Inc., a Delaware corporation and a wholly-owned subsidiary of Euroseas Ltd. formed on June 21, 2005, with the current stockholders of Cove receiving 0.0034323 shares of Euroseas Ltd. common shares for each share of Cove common stock they presently own.  Euroseas Ltd., as part of the merger, filed a registration statement with the Securities and Exchange Commission (SEC) to register the shares issued in the merger to the Cove stockholders.

The SEC declared effective on February 3, 2006 the Company’s registration statement on Form F-4 that registered the Euroseas Ltd. common shares issued to Cove shareholders.  The SEC also declared effective on February 3, 2006 the Company’s registration statement on Form F-1 that registered the re-sale of the 2,342,331 Euroseas Ltd. common shares and 585,589 Euroseas Ltd. common shares issuable upon the exercise of the warrants issued in connection with the institutional private placement as well as 272,868 Euroseas Ltd. common shares that were issued to certain Cove shareholders as part of the merger with Cove.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and six month periods ended June 30, 2006 and 2007

 (All amounts expressed in U.S. Dollars)

1.

Basis of Presentation and General Information - continued

On March 27, 2006, Euroseas Ltd. consummated the merger with Cove and, as a result, Cove merged into Euroseas Acquisition Company Inc., and the separate corporate existence of Cove ceased.  The Cove stockholders received Euroseas Ltd. common shares and received dividends totaling to $140,334 related to dividends previously declared by Euroseas Ltd.  Euroseas Acquisition Company Inc. changed its name to Cove Apparel, Inc.  Also, following the completion of the merger, the common stock of Cove has been de-listed and no longer trades on the OTC Bulletin Board. On the date of the merger, Cove had cash of $10,000, had no other assets and had no liabilities.

Euroseas Ltd. common share was approved to trade on March 2, 2006 and started trading on the OTC Bulletin Board on May 5, 2006.  On October 6, 2006, the Company effected a 1-for-3 reverse split of its common stock.   On January 31, 2007 upon the pricing of the Company’s follow-on common stock offering of 5,750,000 shares the Euroseas Ltd. common share started trading on the NASDAQ Global Market. The total proceeds of the follow-on common stock offering, net of issuance costs of $4,122,289, amounted to $43,315,220. On June 29, 2007 the Company priced, and, on July 5, 2007 completed an additional follow-on offering of 5,750,000 shares of common stock.  The total proceeds of this follow-on offering, net of issuance costs of $4,609,428, amounted to $73,015,572.

The operations of the vessels are managed by Eurobulk Ltd. (the “manager”), a corporation controlled by members of the Pittas family.  The Pittas family is the controlling shareholders of Friends Investment Company Inc.

The manager has an office in Greece located at 40 Ag. Konstantinou Ave, Maroussi, Athens, Greece. The manager provides the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, as well as executive management services, in consideration for fixed and variable fees (see Note 8).

The Company is engaged in the ocean transportation of dry bulk and containers through ownership and operation of dry bulk and container carriers owned by the following ship-owning companies:

•

Searoute Maritime Ltd. incorporated in Cyprus on May 20, 1992, owner of the Cyprus flag 33,712 DWT bulk carrier motor vessel (M/V) “Ariel”, which was built in 1977 and acquired on March 5, 1993.  M/V “Ariel” was sold on February 22, 2007.

•

Oceanopera Shipping Ltd. incorporated in Cyprus on June 26, 1995, owner of the Cyprus flag 34,750 DWT bulk carrier M/V “Nikolaos P”, which was built in 1984 and acquired on July 22, 1996.

•

Oceanpride Shipping Ltd. incorporated in Cyprus on March 7, 1998, owner of the Cyprus flag 26,354 DWT bulk carrier M/V “John P”, which was built in 1981 and acquired on March 7, 1998.  M/V “John P” was sold on July 5, 2006.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and six month periods ended June 30, 2006 and 2007

 (All amounts expressed in U.S. Dollars)

1.

Basis of Presentation and General Information - continued

•

Alcinoe Shipping Ltd. incorporated in Cyprus on March 20, 1997, owner of the Cyprus flag 26,354 DWT bulk carrier M/V “Pantelis P”, which was built in 1981 and acquired on June 4, 1997.  M/V “Pantelis P” was sold on May 31, 2006.  On February 22, 2007, Alcinoe Shipping Ltd. acquired the 38,691 DWT Cyprus flag drybulk carrier M/V “Gregos”, which was built in 1984.  On June 14, 2007, M/V Gregos’s was transferred to Gregos Shipping Limited incorporated in the Marshall Islands on June 7, 2007 and its flag was changed to the flag of the Marshall Islands.

•

Alterwall Business Inc. incorporated in Panama on January 15, 2001, owner of the Panama flag 18,253 DWT container carrier M/V “Ninos” which was built in 1990 and acquired on February 16, 2001.

•

Allendale Investment S.A. incorporated in Panama on January 22, 2002, owner of the Panama flag 18,154 DWT container carrier M/V “Kuo Hsiung”, which was built in 1993 and acquired on May 13, 2002.

•

Diana Trading Ltd. incorporated in the Marshall Islands on September 25, 2002, owner of the Marshall Islands flag 69,734 DWT bulk carrier M/V “Irini”, which was built in 1988 and acquired on October 15, 2002.

•

Salina Shipholding Corp., incorporated in the Marshall Islands on October 20, 2005, owner of the Marshall Islands flag 29,693 DWT container carrier M/V “Artemis”, which was built in 1987 and acquired on November 25, 2005.

•

Xenia International Corp., incorporated in the Marshall Islands on April 6, 2006, owner of the Marshall Islands flag 22,568 DWT / 950 TEU multipurpose M/V “Tasman Trader”, which was built in 1990 and acquired on April 27, 2006.

•

Prospero Maritime Inc., incorporated in the Marshall Islands on July 21, 2006, owner of the Marshall Islands flag 69,268 DWT dry bulk M/V “Aristides N.P.”, which was built in 1993 and acquired on September 4, 2006.

•

Xingang Shipping Ltd., incorporated in Liberia on October 16, 2006, owner of the Liberian flag 23,596 DWT container carrier M/V “YM Xingang I” , which was built in February 1993 and acquired on November 15, 2006.

•

Manolis Shipping Ltd., incorporated in the Marshall Islands on March 16, 2007, owner of the Marshall Islands flag 20,356 DWT / 1,452 TEU container carrier M/V “Manolis P”, which was built in 1995 and acquired on April 12, 2007.

•

Eternity Shipping Company, incorporated in the Marshall Islands on May 17, 2007, owner of the Marshall Islands flag 30,007 DWT / 1,742 TEU container carrier M/V “Clan Gladiatior”, which was built in 1992 and acquired on June 13, 2007.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and six month periods ended June 30, 2006 and 2007

 (All amounts expressed in U.S. Dollars)

2.

Significant Accounting Policies

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) for interim financial information. Accordingly, they do not include all the information and notes required by US GAAP for complete financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flow for the periods presented. Operating results for the three and six month periods ended June 30, 2007 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2007.

The condensed consolidated financial statements as of and for the three and six month periods ended June 30, 2007 and 2006 should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006 as filed with the SEC on Form 20-F.  On January 1, 2007, the Company changed its inventory valuation method for lubricants (see below).

Inventories

Inventories are stated at the lower of cost and market value.  Inventories are valued using the FIFO (First-In First-Out) method. On January 1, 2007, the Company changed its accounting policy for the valuation of the inventories of lubricants to the FIFO method to more accurately value its inventories and better match revenues and expenses. Until December 31, 2006, inventories of lubricants were valued on an average cost basis; victualling inventories have always been valued using the FIFO method. The net cumulative effect of this change amounted to ($13,568) which was recorded in the vessel operating expenses in the three month period ended March 31, 2007. The effect on the three and six month periods ended June 30, 2006 is immaterial and, therefore, the Company has not retrospective applied the new accounting principle.

3.

Inventories

This consisted of the following:

	December 31, 2006	June 30, 2007
Lubricants	637,758	1,027,419
Victualling	78,373	113,841
Total	716,131	1,141,260

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and six month periods ended June 30, 2006 and 2007

 (All amounts expressed in U.S. Dollars)

4.

Vessels, net

The amounts in the accompanying condensed consolidated balance sheets are as follows:

	Costs	Accumulated Depreciation	Net Book Value

Balance, January 1, 2007	113,530,775	(18,036,433)	95,494,342
- Depreciation for the period		(5,613,098)	(5,613,098)
- Purchase of vessels	58,128,739	-	58,128,739
Balance, June 30, 2007	171,659,514	(23,649,531)	148,009,983

On December 19, 2006, Searoute Maritime Ltd., a wholly-owned subsidiary of the Company, signed a Memorandum of Agreement to sell M/V “Ariel”, a handysize bulk carrier of 33,712 DWT built in 1977 for a gross price of $5,350,000 with 2% sales commissions or net sale proceeds of $5,223,521. The vessel was delivered to the buyers on February 22, 2007 and the Company recognized a gain of $3,411,397.  M/V “Ariel” is presented as “vessel held for sale” in the consolidated balance sheet as of December 31, 2006.  The vessel was already carried at its estimated salvage value as of December 19, 2006 and, therefore, its classification as “vessel held for sale” had no effect on the depreciation.   The book value of M/V “Ariel” (representing its estimated salvage value) as of December 31, 2006 was $1,782,840.

On February 22, 2007, the Company took delivery of M/V “Gregos”, a 38,691 dwt bulk carrier built in 1984.  At the time of purchase, the Company assessed that the vessel’s condition would allow it to operate economically for at least 5 years and decided to use a depreciation life of 28 years for M/V “Gregos” measured from the date of vessel construction in 1984. The vessel underwent dry-docking in June 2007, and, the Company also intends to pass the vessel through its next special survey in 2009.  M/V “Gregos” was acquired for $13,100,000. The Company recorded M/V “Gregos” at $13,165,025 consisting of the amount paid plus additional cost of acquisition amounting to $65,027.

On April 12, 2007, the Company took delivery of M/V “Manolis P”, a 20,356 dwt / 1,452 teu container carrier built in 1995. M/V “Manolis P” was acquired for $19,150,000. The Company recorded M/V “Manolis P” at $19,210,275 consisting of the amount paid plus additional cost of acquisition amounting to $60,275.

On June 13, 2007, the Company took delivery of M/V “Clan Galdiator”, a 30,007 dwt / 1,742 teu container carrier built in 1992. M/V “Clan Gladiator” was acquired for $25,700,000. The Company recorded M/V “Clan Gladiator” at $25,753,439 consisting of the amount paid plus additional cost of acquisition amounting to $53,439.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and six month periods ended June 30, 2006 and 2007

 (All amounts expressed in U.S. Dollars)

5.

Deferred Charges, net

This consisted of:

	Three months ended June 30, 2006	Three months ended June 30, 2007	Six months ended June 30, 2006	Six months ended June 30, 2007
Balance, beginning of the period	1,669,034	1,998,960	1,855,829	1,291,844
Additions	240,572	1,633,984	340,572	2,617,644
Amortization of dry-docking and special survey expenses	(289,604)	(324,893)	(562,919)	(550,033)
Amortization of loan arrangement fees	(22,647)	(15,731)	(36,127)	(37,850)
Unamortized portion of dry-docking and special survey expenses written-off upon sale of M/V Pantelis P in May 2006, and, sale of M/V Ariel in February 2007	(136,007)	-	(136,007)	(29,285)
Balance, end of the period	1,461,348	3,292,320	1,461,348	3,292,320

The additions of $1,633,984 in the three month period ended June 30, 2007 consisted of dry-docking expenses of $364,846 for M/V “Artemis”, $585,725 for M/V “Ninos”, $643,413 for M/V “Gregos” and of loan fees of $40,000 for the loan drawn to partly finance the acquisition of M/V “Manolis P”  The additions of $240,572  in the three month period ended June 30, 2006 consisted of dry-docking expenses of $199,322  for M/V “Kuo Hsiung”and of loan fees of $41,250 for the loan drawn to partly finance the acquisition of M/V “Tasman Trader”.

The additions of $2,617,644 in the six month period ended June 30, 2007 consisted of dry-docking expenses of $808,604 for M/V “Tasman Trader”, $539,902 for M/V “Artemis”, $585,725 for M/V “Ninos”, $643,413 for M/V “Gregos” and of loan fees of $40,000 for the loan drawn to partly finance the acquisition of M/V “Manolis P”.  The additions of $340,572  in the six month period ended June 30, 2006 consisted of dry-docking expenses of $299,322  for M/V “Kuo Hsiung”and of loan fees of $41,250 for the loan drawn to partly finance the acquisition of M/V “Tasman Trader”.

6.

Accrued Expenses

The accrued expenses account consisted of:

	December 31, 2006	March 31, 2007

Accrued follow-on offering expenses	458,329	298,832
Accrued payroll expenses	72,807	90,364
Accrued interest	291,567	499,640
Accrued general and administrative expenses	199,678	322,272
Other accrued expenses	210,804	346,381
Total	1,233,185	1,557,489

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and six month periods ended June 30, 2006 and 2007

 (All amounts expressed in U.S. Dollars)

7.

Fair Value of Above or Below Market Time Charters Acquired

M/V “Tasman Trader” was acquired on April 27, 2006 with an outstanding time charter terminating on December 17, 2008 with a charter rate of $8,850 per day and M/V “Aristides N.P.” was acquired on September 4, 2006 with an outstanding time charter contract terminating on November 8, 2006 with a charter rate of $19,750 per day.  These charter rates were below the market rates for equivalent time charters prevailing at the time the foregoing vessels were acquired.  The present values of the below the market charters were estimated by the Company at $1,237,072 and $412,500, respectively, and were recorded as liabilities in the consolidated balance sheets.  Net voyage revenues included $83,240 and $116,536 as amortization of the below market rate charters for M/V “Tasman Trader” for the three month period ended June 30, 2006 and 2007, respectively, and, $83,240 and $231,791 for the six month period ended June 30, 2006 and 2007, respectively.  The unamortized below market rate charter for M/V “Tasman Trader” was $918,200 and $686,409 as of December 31, 2006 and June 30, 2007, respectively and is recorded as a liability in the consolidated balance sheets.

M/V “YM Xingang I” was acquired on November 15, 2006 with an outstanding time charter terminating on July 21, 2009 with a charter rate of $26,650 per day.  This charter rate was above the market rates for equivalent time charters prevailing at the time.  The present value of the above the market charter was estimated by the Company at $7,923,480, and was recorded as an asset in the consolidated balance sheets.  Net voyage revenues included ($735,571) and ($1,463,417) as amortization of the above market rate charter for M/V “YM Xingang I” for the three and six month periods ended June 30, 2007, respectively. The remaining unamortized above market rate charter was $7,543,477 and $6,080,060 as of December 31, 2006 and June 30, 2007, respectively and is recorded as a long-term asset in the consolidated balance sheets.

8.

Related Party Transactions

The Company’s vessel owning companies are parties to management agreements with Eurobulk Ltd. (“Management Company”), which is controlled by members of the Pittas family, whereby the Management Company provides technical and commercial vessel management for a fixed daily fee of Euro 610 and Euro 630 per vessel in the three month period ended June 30, 2006 and 2007, respectively, and, Euro 606.7 and Euro 626.7 per vessel in the six month period ended June 30, 2006 and 2007, respectively, under our Master Management Agreement (see below).  Vessel management fees paid to the Management Company amounted to $606,261 and $783,171 in the three month periods ended June 30, 2006 and 2007, respectively, and, $1,112,850 and $1,451,378 in the six month periods ended June 30, 2006 and 2007, respectively. These agreements were renewed on January 31, 2005 and amended in August and October 2006 with an initial term of five years and will automatically be extended after the initial term until terminated by the parties.  Termination is not effective until two months following notice having been delivered in writing by either party after the expiration of the initial five-year period. An annual adjustment of the management fee due to inflation as provided under the management agreement took effect on the annual anniversary of the agreement on January 31, 2006 increasing the management fee by Euro 20 per vessel per day to Euro 610 per vessel per day and again on January 31, 2007 increasing the management fee by another Euro 20 per vessel per day to Euro 630 per vessel per day.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and six month periods ended June 30, 2006 and 2007

 (All amounts expressed in U.S. Dollars)

8.

Related Party Transactions - Continued

Our master management agreement with Eurobulk is effective as of October 1, 2006 and has an initial term of five years until September 30, 2011.  In addition to the vessel management services, Eurobulk provides us with management services for our needs as a public company. In the three month periods ended June 30, 2006 and 2007, compensation for such services to us as a public company was $125,000 and $129,375, respectively, and in the six month periods ended June 30, 2006 and 2007 was $250,000 and $258,750, respectively, incremental to the management fee and included in the “Other general and administrative expenses” under “Operating expenses”.  The compensation for executive services is adjusted annually for inflation every July 1st.

Amounts due to or from related parties represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of off-set exists.  As of December 31, 2006 and June 30, 2007, the amount due from related companies was $2,649,259 and $878,475, respectively. Based on the master management agreement between Euroseas Ltd. and Euroseas’ ship owning subsidiaries and Eurobulk Ltd. an estimate of the quarter’s operating expenses, expected dry docking expenses, vessel management fee and fee for management executive services is to be advanced in the beginning of quarter to Eurobulk Ltd.  For the fleet as of December 31, 2006 and June 30, 2007, this advance is estimated between $3,500,000 and $4,500,000 excluding any advances needed for dry docking expenses and is paid in advance around the beginning of each quarter. Interest earned on funds deposited in related party accounts is credited to the account of the ship-owning companies or Euroseas Ltd.

The Company uses brokers for various services, as is industry practice.  Eurochart S.A., a company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues.  There were no commission expenses for the three month period ended June 30, 2007, while during the same period of 2006, commission expenses of $46,500 were paid for the sale of M/V “Pantelis P”.  Commission expenses for the six month period ended June 30, 2007 of $53,500 were paid to Eurochart S.A. for the sale of M/V “Ariel”; during the same period of 2006, commission expenses of $46,500 were paid for the sale of M/V “Pantelis P” as mentioned above.  Commissions for chartering services were $115,196 and $233,470 in the three month periods ended on June 30, 2006 and 2007, respectively, and, $227,749, and $411,189 in the six month period ended on June 30, 2006 and 2007, respectively.

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc., and with a crewing agent More Maritime Agencies Inc. The shareholders’ percentage participation in these joint ventures was 68.6% and 78% in the three and six month periods ended on June 30, 2006 and 2007, respectively.  Sentinel Maritime Services Inc. is paid a commission on premium not exceeding 5%; More Maritime Agencies Inc. is paid a fee of $50 per crew member per month. Total fees charged by Sentinel Marine Services Inc. and More Maritime Agencies Inc. in the three month period ended on June 30, 2006 and 2007 were $20,166 and $24,762, respectively to More, and $9,525 and $18,892, respectively to Sentinel; total fees in the six month periods ended on June 30, 2006 and 2007 were $38,506 and $45,722, respectively to More, and $22,985 and $32,796, respectively to Sentinel. These amounts are recorded in “Vessel operating expenses” under “Operating expenses”.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and six month periods ended June 30, 2006 and 2007

 (All amounts expressed in U.S. Dollars)

9.

Long-Term Debt

This consisted of bank loans of the ship-owning companies are as follows:

Borrower		December 31, 2006	June 30, 2007
Diana Trading Limited	(a)	$ 4,180,000	$ 3,140,000
Alcinoe Shipping Limited (2006)/ Oceanpride Shipping Limited/ Searoute Maritime Ltd/ Oceanopera Shipping Ltd	(b)	3,800,000	3,200,000
Alterwall Business Inc./ Allendale Investments S.A	(c)	11,750,000	9,500,000
Salina Shipholding Corp.	(d)	12,000,000	10,250,000
Xenia International Corp	(e)	7,720,000	7,190,000
Prospero Maritime Inc.	(f)	15,500,000	14,300,000
Xingang Shipping Ltd. / Alcinoe Shipping Ltd	(g)	20,000,000	18,000,000
Manolis Shipping Ltd.	(h)	-	10,000,000
		74,950,000	75,580,000
Less: Current portion		(18,040,000)	(19,780,000)
Long-term portion		$ 56,910,000	$ 55,800,000

The future annual loan repayments are as follows:

To June 30:
2008	19,780,000
2009	12,110,000
2010	8,450,000
2011	10,200,000
2012	6,240,000
Thereafter	18,800,000
Total	$ 75,580,000

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and six month periods ended June 30, 2006 and 2007

 (All amounts expressed in U.S. Dollars)

9.

Long-Term Debt - continued

(a)

This consisted of a loan amounting to $4,900,000 and $1,000,000 drawn in 2002.  The loan is payable in twenty-four consecutive quarterly installments of $220,000 each, and a balloon payment of $620,000 payable together with the final quarterly installment due in October 2008.  The interest is based on LIBOR plus 1.6% per annum.

An additional loan of $4,200,000 was drawn on May 9, 2005.  The loan is payable in twelve consecutive quarterly installments consisting of four installments of $450,000 each, and eight installments of $300,000 each with the final installment due in May 2008.  The interest is based on LIBOR plus 1.25% per annum.

(b)

Alcinoe Shipping Ltd., Oceanpride Shipping Ltd., Searoute Maritime Ltd. and Oceanopera Shipping Ltd. drew, in 2005, $13,500,000 against a loan facility for which they are jointly and severally liable.  The loan is payable in twelve consecutive quarterly installments consisting of two installments of $2,000,000 each, one installment of $1,500,000, nine installments of $600,000 each and a balloon payment of $2,600,000 payable with the final installment due in May 2008.  The interest is based on LIBOR plus 1.5% per annum.

The Company made two additional early repayments for a total of $3,000,000 from the sales proceeds of M/V “John P” and M/V “Pantelis P” in June 2006 and July 2006. The Company also negotiated a revised repayment schedule starting July 1, 2006, which provides for payment of $300,000 per quarter and a balloon payment of $2,000,000 payable with the final installment due in the second quarter of 2008.  After the sale of the above mentioned vessels in 2006 and the sale of M/V “Ariel” in February 2007, Oceanopera Shipping Ltd., the owner of M/V “Nikolaos P” remains the sole liable entity for this loan facility.

(c)

Allendale Investments S.A. and Alterwall Business Inc. drew $20,000,000 on May 26, 2005 against a loan facility for which they are jointly and severally liable.  The loan is payable in twenty-four unequal consecutive quarterly installments of $1,500,000 each in the first year, $1,125,000 each in the second year, $775,000 each in the third year, $450,000 each in the fourth through sixth years and a balloon payment of $1,000,000 payable with the final installment due in May 2011.  The interest is based on LIBOR plus 1.25% per annum as long as the outstanding loan amount remains below 60% of the fair market value (FMV) of M/V “Ninos” (previously named, M/V “YM Quingdao I”) and M/V “Kuo Hsiung” and plus 1.375% if the outstanding loan amount is above 60% of the FMV of such vessels.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the six month periods ended June 30, 2006 and 2007

 (All amounts expressed in U.S. Dollars)

9.

Long-Term Debt - continued

(d)

This is a $15,500,000 loan drawn by Salina Shipholding Corp. on December 30, 2005.  The loan is payable in ten consecutive semi-annual installments consisting of six installments of $1,750,000 each and four installments of $650,000 each and a balloon payment of $2,400,000 payable with the final installment due in January 2011. The interest is based on LIBOR plus a margin that ranges between 0.9%-1.1%, depending on the asset cover ratio. The loan is secured with the following: (i) first priority mortgage over M/V Artemis, (ii) first assignment of earnings and insurance of M/V Artemis, (iii) a corporate guarantee of Euroseas Ltd., (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Salina Shipholding Corp. maintains with the bank, and, (v) overall liquidity (cash and cash equivalents) of $300,000 for each of the Company’s vessels throughout the life of the facility.

(e)

This is an $8,250,000 loan drawn by Xenia International Corp. on June 30, 2006.  The loan is payable in twenty three consecutive quarterly installments consisting of $265,000 each and a balloon payment of $2,155,000 payable with the final quarterly installment due in March 2012. The interest is based on LIBOR plus a margin of 0.95%. The loan is secured with the following: (i) first priority mortgage over M/V “Tasman Trader”, (ii) first assignment of earnings and insurance of M/V “Tasman Trader”, (iii) a corporate guarantee of Euroseas Ltd., and, (iv) overall liquidity (cash and cash equivalents) of $300,000 for each of the Company’s vessels throughout the life of the facility.

(f)

This is a $15,500,000 loan drawn by Prospero Maritime Inc. on September 4, 2006.  The loan is payable in fourteen consecutive semi-annual installments consisting of two installments of $1,200,000 each, one installment of $1,000,000 each and eleven installments of $825,000 each and a balloon payment of $3,025,000 payable with the final semi-annual installment due in September 2013. The interest is based on LIBOR plus a margin that ranges between 0.9%-0.95%, depending on the asset cover ratio. The loan is secured with the following: (i) first priority mortgage over M/V “Aristides N.P.”, (ii) first assignment of earnings and insurance of M/V “Aristides N.P.”, (iii) a corporate guarantee of Euroseas Ltd., (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Prospero Maritime Inc. maintains with the bank, and, (v) overall liquidity (cash and cash equivalents) of $300,000 for each of the Company’s vessels throughout the life of the facility.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and six month periods ended June 30, 2006 and 2007

 (All amounts expressed in U.S. Dollars)

9.

Long-Term Debt - continued

(g)

This is a $20,000,000 loan drawn by Xingang Shipping Ltd. on November 15, 2006; Alcinoe Shipping Ltd., owner of the M/V “Gregos”, became a guarantor to the loan in March 2007. The loan is payable in eight consecutive quarterly installments of $1.0 million each, the first of which is due in February 2007, followed by four consecutive quarterly installments of $750,000 each, followed by sixteen consecutive installments of $250,000 each and a balloon payment of $5.0 million payable with the final quarterly instalment due in November 2013. The interest was based on LIBOR plus a margin of 0.935% initially; after Alcinoe Shipping Ltd. became a guarantor the rate became 0.90%. The loan is secured with the following: (i) first priority mortgage over M/V “YM Xingang I”, (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a third mortgage on M/V “Irini” also financed by the same bank.

(h)

This is a $10,000,000 loan drawn by Manolis Shipping Ltd. on June 11, 2007. The loan is payable in thirty-two consecutive quarterly instalments of $160,000 each, the first of which is due in September 2007, plus a balloon payment of $4,880,000 payable with the final quarterly instalment in June 2015. The interest is based on LIBOR plus a margin of 0.80% if the ratio of the outstanding loan to the vessel value is below 55%, otherwise the margin is 0.90%.  The loan is secured with the following: (i) first priority mortgage over M/V “Manolis P”, (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Manolis Shipping Ltd. maintains with the bank.  Other covenants and guarantees are similar to the rest of the loans of the Company.

In addition to the terms specific to each loan described above, all the above loans are secured with one or more of the following:

•

first priority mortgage over the respective vessels on a joint and several basis.

•

first assignment of earnings and insurance.

•

a personal guarantee of one shareholder.

•

a corporate guarantee of Eurobulk Ltd. and/or Euroseas Ltd.

•

a pledge of all the issued shares of each borrower.

The loan agreements contain covenants such as restrictions as to changes in management and ownership of the vessel ship owning companies, additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum requirements regarding the hull ratio cover, minimum cash balance requirements and minimum cash retention accounts (restricted cash).  The loans agreements also require that the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments.  Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $3,846,621 and $4,579,980 as of December 31, 2006 and June 30, 2007, respectively, and are shown as “Restricted cash” under “Current Assets” and “Long-Term Assets” in the consolidated balance sheets. The Company is not in default of any of the foregoing covenants.

Interest expense for the three month periods ended June 30, 2006 and 2007 amounted to $677,454 and $1,149,277, respectively, and, for the six month periods ended June 30, 2006 and 2007 amounted to $1,355,820 and $2,320,255, respectively.  At June 30, 2007, LIBOR for the Company’s loans was on average approximately 5.32% and the average interest rate on our debt was approximately 6.33%.

Euroseas Ltd. and subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and six month periods ended June 30, 2006 and 2007

 (All amounts expressed in U.S. Dollars)

10.

Commitments and Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company’s business.  In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.

At June 30, 2007, the distribution of the net earnings by one of the chartering pools which has one of the Company’s vessels in its pool had not yet been finalized.  Any effect on the Company’s operations resulting from any future reallocation of pool income cannot be reasonably estimated, however, the effect on the results for the year is not expected to be significant.

11.

Earnings Per Share

Basic and diluted earnings per common share are computed as follows:

	Three month period ended June 30,		Six month period ended June 30,
	2006	2007	2006	2007
Income:
Net income	6,596,574	6,400,066	10,015,456	15,875,373
Basic earnings per share:
Weighted average common shares – Outstanding (as adjusted for the 1 for 3 reverse stock split on October 6, 2006)	12,620,114	18,370,861	12,449,194	17,258,629
Basic earnings per share	0.52	0.35	0.80	0.92
Effect of dilutive securities
Warrants outstanding and exercised	-	77,061	-	-
Weighted average common shares – Outstanding (as adjusted for the 1 for 3 reverse stock split on October 6, 2006)	12,620,114	18,447,922	12,449,194	17,258,629
Diluted earnings per share	0.52	0.35	0.80	0.92

During the period, 2,022 warrants were exercised for gross proceeds of $21,838.  As of June 30, 2007, the Company has outstanding warrants that entitle their holders to purchase 583,567 shares of common stock at an exercise price of $10.80 per share. The exercise price of the warrants was above the average market price of the Company’s shares during the three and six month periods ended June 30, 2006 and the six month period ended June 30, 2007.  The warrant exercise price was below the average market price of the Company’s shares during the three month period ended June 30, 2007. Consequently, the Company’s warrants were anti-dilutive and not included in the computation of diluted earnings per share for the three and six month periods ended June 30, 2006 and the six month period ended June 30, 2007, but they were dilutive and included in the computation of diluted earnings per share for the three month period ended June 30, 2007.

Euroseas Ltd. and subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the three and six month periods ended June 30, 2006 and 2007

 (All amounts expressed in U.S. Dollars)

11.

Earnings Per Share - Continued

The average market price of the Company’s shares for the three month period ended June 30, 2007 was $12.44; consequently, using the treasury method, the dilutive effect of warrants outstanding at the end of the period and exercised during the period is 77,061 shares.

12.

Subsequent Events

a)

On June 28, 2007, the subsidiaries of the Company entered into an agreement to purchase M/V “Honor River” and M/V “Beauty River”, two 1,932 TEU container vessels built in 1990 in South Korea, for $18.70 million each.  The vessels were delivered to the Company on August 7, 2007 and August 13, 2007 and renamed M/V “Jonathan P” and M/V “Despina P”, respectively.  Such vessel acquisitions will be partly finance with the proceeds of the Company’s follow-on offering of common stock completed on July 5, 2007 (see below).

b)

On July 5, 2007, the Company completed a follow-on offering of common stock of 5,750,000 shares with net proceeds of $73,015,572 after issuance costs of $4,609,428.

c)

The Board of Directors declared a cash dividend of $0.25 per Euroseas Ltd. common share on July 17, 2007.  Such cash dividend will be paid on or about August 24, 2007 to the holders of record of Euroseas Ltd. common shares as of August 15, 2007.

EUROSEAS LTD. AND SUBSIDIARIES

Unaudited Condensed Consolidated Financial Statements

for the Three and Six month Periods Ended

June 30, 2006 and 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated  August 23, 2007

 By: /s/ Aristides J. Pittas

 ---------------------------------

 Aristides J. Pittas

     President